Exhibit 99.1

Constellium Reports Second Quarter 2013 Financial Results

Amsterdam, August 29, 2013 – Constellium N.V. (NYSE and NYSE Euronext:CSTM) today reported the following results for the three months ended June 30, 2013.

Second Quarter Highlights:

•	Adjusted EBITDA of €85 million – a new quarterly high

•	Strong cash flow from higher EBITDA and continued focus on working capital management, particularly on inventory levels

•	Stronger performance across all business segments despite market pressures

•	Successful divestment of selected non-strategic soft alloy plants in line with Constellium’s strategy to concentrate on its key markets

•	Exercise of over-allotment option completed the IPO process

Constellium reported another quarter of growth in Adjusted EBITDA, which at €85 million represented the highest quarterly profitability to date since becoming a standalone company. Adjusted EBITDA of €85 million represented an increase of €12 million from Q1 2013 and was €2 million greater than Adjusted EBITDA for Q2 2012. Comparisons of Q2 2013 financial results with those of Q2 2012 are unfavorably impacted by the ramp-up in volumes that occurred in Q2 2012 ahead of an employee strike at our Ravenswood facility in Q3 2012, and also by planned maintenance work at our Ravenswood facility in Q2 2013. Despite headwinds in certain market sectors, overall shipments remained strong. Adjusted Free Cash Flow for Q2 2013 was €12 million, which represented a decrease of €7 million from Q2 2012 and included the cash payment of €20 million of fees relating to our initial public offering completed in May 2013. Capital expenditure was also higher year-over-year.

Commenting on the quarter ending June 30, 2013, Pierre Vareille, Constellium’s Chief Executive Officer said: “This was another good quarterly performance for the company, and underlying demand from our key end markets continues to be solid. We are very pleased with the execution of our productivity and cost improvement initiatives and our working capital management program, which are continuing to contribute to our improved profitability and cash profile.”

Vareille added, “We have good visibility into our third quarter performance and we expect our performance will be stronger than Q3 2012 which was adversely impacted by an employee strike at our Ravenswood facility.”

Constellium Nicolas Brun Phone: +33 (0)1 73 01 46 13 nicolas.brun@constellium.com

Media relations Constellium Corporate

Aina Ramboatiana

Phone: +33 (0)1 80 50 53 11

aina.ramboatiana@clai2.com

Hill+Knowlton Strategies (Media & Investors)

Peter Poulos

Phone: +1 (212) 885 0682

peter.poulos@hkstrategies.com

	Three months ended June 30,
	2013	2012	Variance 2013 vs. 2012
Shipments (‘000 metric tons)	274	277	-0.9%
Revenues (€m)	916	976	-6.2%
Adjusted EBITDA (€m)	85	83	+1.9%
Adjusted EBITDA per metric ton (€)	309	300	+2.8%

	Six months ended June 30,
	2013	2012	Variance 2013 vs. 2012
Shipments (‘000 metric tons)	534	542	-1.4%
Revenues (€m)	1,827	1,911	-4.4%
Adjusted EBITDA (€m)	157	144	+9.3%
Adjusted EBITDA per metric ton (€)	295	266	+10.9%

Second Quarter 2013 Results

Shipments during the quarter ended June 30, 2013, excluding shipments to the soft alloy plants in France which were sold during the quarter, were 274k metric tons and represented a slight decrease from the same period during 2012. Adjusting shipments during the same period in 2012 for the shipments from the plants that were sold in Q2 2013, however, shows quarter-over-quarter growth of 4k metric tons, or 1.4%. Headline revenues showed a €60 million, or 6.2%, reduction quarter-over-quarter. However, after adjusting for constant LME prices, €32 million, exchange rates, €7 million, and adjusting for the plant divestitures, €24 million, revenues calculated on a like-for-like basis were in line with the same period for the prior year.

Adjusted EBITDA for the quarter ended June 30, 2013 totaled €85 million, which represented an increase of 2% from Adjusted EBITDA for Q2 2012 and a record quarterly performance since becoming a standalone company. This increase in Adjusted EBITDA was due to higher profits in both our Packaging & Automotive Rolled Products and Automotive Structures and Industry business units and the continuation of strong results in the Aerospace & Transportation business unit. Market pressures within the aerospace sector (mainly high inventory levels at certain of our major customers) are being alleviated by gains in market share. Meanwhile, within Packaging & Automotive Rolled Products there was a lower demand for canstock and closures reflecting, in part, the adverse weather conditions in Europe for the April to June period. There was, however, strong demand for Automotive Body Sheet in the automotive sector. Adjusted EBITDA from Aerospace & Transportation was €37 million which represented an increase of €3 million from Q1 2013 but was €5 million lower than Q2 2012, which was boosted by a ramp-up in volumes ahead of the anticipated employee strike at our Ravenswood facility. Also, Q2 2013 was impacted by planned maintenance work at Ravenswood. We expect both of these factors to positively impact the quarter-over-quarter comparison in Q3, with 2012 impacted by the strike itself and 2013 benefitting from the pick-up in volumes as a result of the maintenance down-time in the current (Q2 2013) quarter.

For the six months ending June 30, 2013, Adjusted EBITDA was €157 million which represented an increase of 9% over the equivalent period in 2012 and Adjusted EBITDA per metric ton was €295 per metric ton, which represented an increase of 11% over the equivalent period in 2012. These better results were driven by an improved product mix, particularly favoring the aerospace sector, where record sales and production levels were achieved, and by the Company’s focus on cost control and productivity improvements.

Results by Segment

Aerospace and Transportation

	Q2 2013	Q2 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	63	62	+1.4%
Revenues (€m)	312	338	-7.5%
Adjusted EBITDA (€m)	37	42	-12.1%
Adjusted EBITDA per metric ton (€)	593	684	-13.4%

	H1 2013	H1 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	122	119	+2.1%
Revenues (€m)	618	637	-2.9%
Adjusted EBITDA (€m)	72	65	+10.0%
Adjusted EBITDA per metric ton (€)	589	546	+7.7%

Shipments from Aerospace & Transportation were 63k metric tons for the quarter ended June 30, 2013, which represented a 1.4% increase over the same period of the prior year. The second quarter of 2013 saw a slightly weaker mix of sales within the aerospace sector, with sales of more rectangular plates and less higher value machined plates and sheet for wing skins. Although there has been a continued benefit from an increase in market share, there is also evidence of higher inventory levels at our major customers, which we believe is having a measured impact on sales. Reported sales revenue decreased 7.5% compared with Q2 2012, but adjusting for constant LME prices and foreign exchange rates, underlying revenue decreased by 4%. Adjusted EBITDA of €37 million represented an increase of €3 million over Adjusted EBITDA in this segment for Q1 2013 but represented a decrease of €5 million from Q2 2012. Comparisons of Adjusted EBITDA quarter-over-quarter are, however, distorted by two factors at Ravenswood as discussed above. First, the plant’s output was affected by a planned maintenance initiative which had the effect of moving some production into Q3 2013. Second, Q2 2012 benefitted from the ramp-up of volumes in anticipation of the employee strike at our Ravenswood facility. We expect both of these factors to favorably impact comparisons of Q3 2013 with the corresponding prior period.

For the six months ended June 30, 2013, Adjusted EBITDA was €72 million which represented an increase of 10% over the same period in 2012 following record sales and production levels within the aerospace sector and including the new multi-year contract entered into with Airbus.

Packaging and Automotive Rolled Products

	Q2 2013	Q2 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	161	160	+0.5%
Revenues (€m)	403	413	-2.2%
Adjusted EBITDA (€m)	29	28	+2.3%
Adjusted EBITDA per metric ton (€)	181	178	+1.7%

	H1 2013	H1 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	312	313	-0.4%
Revenues (€m)	793	813	-2.4%
Adjusted EBITDA (€m)	55	47	+18.8%
Adjusted EBITDA per metric ton (€)	177	149	+19.3%

Shipment volumes were at the second highest quarterly level for Packaging & Automotive Rolled Products which was due to strong growth from the automotive sector, particularly for auto body sheet, (with volumes increasing 32% from Q2 2012) and due to the requirements for new models from German car manufacturers. Packaging volumes in Q2 2013 also increased as compared with Q2 2012 with higher foilstock sales offsetting a slightly lower (quarter-over-quarter) demand for canstock and closures reflecting in part the impact of adverse weather conditions in Europe. Adjusted EBITDA and Adjusted EBITDA per metric ton both showed an improvement in Q2 2013 and increased 2% from Q2 2012.

Adjusted EBITDA for the six months ended June 30, 2013 was €55 million, which represented an increase of €8 million or nearly 19% over the equivalent period in 2012. Packaging volumes increased (foilstock) and there has been strong growth in automotive body sheet. These factors, combined with a strong sales portfolio in canstock and lower fixed production and administration costs, have contributed to the improved results.

Automotive Structures and Industry

	Q2 2013	Q2 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	48	55	-12.1%
Revenues (€m)	218	238	-8.7%
Adjusted EBITDA (€m)	18	13	+35.2%
Adjusted EBITDA per metric ton (€)	372	242	+53.8%

	H1 2013	H1 2012	Variance 2013 – 2012
Shipments (‘000 metric tons)	101	110	-7.9%
Revenues (€m)	451	481	-6.3%
Adjusted EBITDA (€m)	30	28	+8.7%
Adjusted EBITDA per metric ton (€)	298	252	+18.0%

Shipment volumes were 48k metric tons which represented a decrease of 7k metric tons from Q2 2012; however, adjusting for the disposal of the two soft alloy plants in France, shipment volumes were in line with the same period in the prior year. This reflected a solid performance in automotive structures, with an increase in volumes of 16% from the equivalent period in the prior year, offset by lower soft alloy volumes. Revenues for Q2 2013, on a comparable basis, increased €4 million over the same period in the prior year, again reflecting higher automotive revenues offsetting lower soft alloy sales. Adjusted EBITDA was €18 million for the quarter, compared with €13 million in Q2 2012 and reflected lower costs and the continuing productivity improvements at Automotive Structures and Industry’s manufacturing facilities.

For the six months ended June 30, 2013, Adjusted EBITDA was €30 million which represented an approximate 9% increase over the same period of the prior year as a result of higher automotive structure sales, lower costs and productivity gains.

Company net income

Company net income for the second quarter of 2013 was €24 million compared with a net loss of €19 million in Q2 2012. The main reasons for the change in net income are as follows:

•

Changes in the fair value of derivatives and the re-measurement of foreign currency denominated assets and liabilities which resulted in an unrealized gain of €1 million in the second quarter of 2013 compared with an unrealized loss of (€50 million) in the second quarter 2012.

•	The charging to the profit and loss account of €24 million in Q2 2013 of fees incurred during Q2 2013 in connection with Constellium’s initial public offering completed in May.

•	Lower finance costs of €9 million compared with a Q2 2012 charge of €28 million resulting from the expensing of fees associated with the replacement of the previous variable term loan.

•	A tax charge of €16 million in Q2 2013 compared with €1 million in Q2 2012, resulting from higher pre-tax profits and non-deductibility of part of the initial public offering fees.

For the six months ended June 30, 2013, net income was €22 million representing a decrease of €14 million from the same period in 2012. The main factors contributing to this change are as follows:

•

Unrealized losses on derivatives and from the re-measurement of foreign currency denominated monetary assets and liabilities totaling €31 million in the first half of 2013 compared with €9 million in the first half of 2012.

•	Initial public offering fees of €27 million incurred in the first half of 2013.

•	An €11 million gain following a U.S. pension plan amendment compared with a €8 million settlement on Swiss pensions in the first half of 2012.

•	Restructuring costs were €8 million lower during the first half of 2013 compared with the first half of 2012.

Earnings per share

Basic earnings per share in Q2 2013 and for the six months ending June 30, 2013 were €0.25 per share and €0.23 per share respectively. These figures are based on net income for the period as described above, divided by the weighted average number of ordinary shares issued and outstanding of 95,073,824 and 92,273,677 respectively. As of June 30, 2013 the total number of ordinary shares issued and outstanding was 105,027,055.

Cash flow and liquidity

Adjusted Free Cash Flow in Q2 2013 was €12 million, which represented a decrease of €7 million from Q2 2012, but reflected €20 million of cash paid in relation to our recently completed initial public offering. It also reflected higher capital expenditure during the second quarter of €32 million, which represented an increase of €17 million from Q2 2012. This largely reflected the timing of capital expenditure payments in the current year between Q1 and Q2. We had positive cash flow from operations of €44 million, which excludes margin calls, and represented an increase of €10 million from the same quarter last year. This stronger cash flow was driven by higher profits and a reduction in trade working capital, specifically in inventory levels which were €83 million lower at June 30, 2013 than as of June 30, 2012.

Adjusted Free Cash Flow for the six months ended June 30, 2013 was an outflow of (€58 million) which represented an improvement of €9 million from the six months ended June 30, 2012. Cash flow from operations, excluding margin calls, was an outflow of (€3 million), which represented an improvement of €17 million compared with the six months ended June 30, 2012; however this was partly offset by higher capital expenditure of €55 million in the first half of 2013 compared with €47 million in the first half of 2012.

Net Debt as of June 30, 2013 was €208 million and included the proceeds from our recently completed initial public offering and reflected the distributions made to shareholders prior to the completion of our initial public offering. This represented an increase of €191 million from Net Debt as of December 31, 2012. Net Debt as of June 30, 2013 was 0.8 times the last twelve months’ Adjusted EBITDA.

Liquidity, which we calculate as the unutilized balances on our long term financing facilities plus cash and cash equivalents, as of June 30, 2013 was €404 million, which was comprised of €199 million available under the Company’s factoring facilities, €42 million under our Asset Backed Loan (ABL) facility and €163 million of cash and cash equivalents.

Recent Developments

Continuing the Company’s strategy of re-focusing its resources on its core activities, and following the disposal of two soft alloy plants in France, Constellium announced in June and July that it is seeking potential purchasers for two additional plants in France (Ussel and Sabart).

Summary data and reconciliation of profit from operations to adjusted EBITDA (a non-IFRS measure)

	Q2 2013	Q2 2012%
Shipments	274	277	-0.9%

Revenue	916	976	-6.2%

Profit from operations	73	12
Pension plan amendments	(11)	—
Restructuring costs	—	9
Unrealized (gains)/losses on derivatives	(2)	52
Unrealized (gains)/losses from re-measurement	1	(2)
Losses/(gains) on disposals	4	—
Depreciation	5	1
Management Adjusted EBITDA	70	72	-2.8%
Metal lag	10	8
Other	5	3
Adjusted EBITDA	85	83	+1.9%

	H1 2013	H1 2012%
Shipments	534	542	-1.4%

Revenue	1,827	1,911	-4.4%

Profit from operations	102	100	+2.0%
Pension plan amendments	(11)	8
Restructuring costs	2	10
Unrealized losses on derivatives	32	8
Unrealized (gains)/losses from re-measurement	(1)	1
Losses/(gains) on disposals	4	—
Depreciation	9	2
Management Adjusted EBITDA	137	129	+5.4%
Metal lag	12	9
Other	8	6
Adjusted EBITDA	157	144	+9.3%

Reconciliation of cash flow from operating activities to Adjusted Free Cash Flow (a non-IFRS measure)

	Q2 2013	Q2 2012	H1 2013	H1 2012
Cash flow from/(used in) operating activities	46	4	(1)	(34)
Margin calls included in cash flow from operating activities	(2)	30	(2)	14
Cash flow from operating activities excluding margin calls	44	34	(3)	(20)
Capital expenditure	(32)	(15)	(55)	(47)

Adjusted Free Cash Flow	12	19	(58)	(67)

Reconciliation of Net Debt (a non-IFRS measure)

	As of June 30, 2013	As of Dec 31, 2012
Borrowings	366	158
Fair value of cross currency interest swap	15	14
Cash and cash equivalents	(163)	(142)
Cash pledged for issuance of guarantees	(10)	(13)

Net Debt	208	17

Non GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain non-GAAP financial measures. The non-GAAP financial measures used in this press release are: Management Adjusted EBITDA, Adjusted EBITDA, Adjusted EBITDA per ton, Adjusted Free Cash Flow and Net Debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures.

In considering the financial performance of the business, management and our chief operational decision maker in accordance with IFRS analyze the primary financial performance measure of Management Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Management Adjusted EBITDA is our profit or loss for the period. We believe Management Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results. Management believes that Adjusted Free Cash Flow is the most appropriate measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management further believes that Net Debt is the most appropriate measure of indebtedness because it takes into account the cash and cash equivalent balances held by the company as well as the total external debt of the Company.

Management Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and on foreign exchange differences.

Adjusted EBITDA is an additional performance measure used by management as an important supplemental measure in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established), this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management also believes this measure provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. We use Adjusted EBITDA in calculating our compliance with the financial covenants under our Term Loan Agreement.

Adjusted EBITDA is defined as Management Adjusted EBITDA further adjusted for favorable (unfavorable) metal price lag, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and management fees payable by the company to an affiliate of Apollo Global Management, LLC, and exceptional employee bonuses in relation to cost saving implementation and targets.

Management Adjusted EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS. These measures may not be comparable to similarly titled measures of other companies.

Adjusted Free Cash Flow is Net Cash Flow from Operating Activities, after capital expenditure and excluding margin calls.

Net Debt is defined as borrowings and the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this press release.

All forward-looking statements in this press release and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include: (a) our ability to implement our business strategy, including our productivity and cost reduction initiatives; (b) our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions; (c) the highly competitive nature of the metals industry and the risk that aluminum will become less competitive compared to alternative materials; (d) the possibility of unplanned business interruptions and equipment failure; e) adverse conditions and disruptions in European economies; (f) the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum; (g) the risk that we may be required to bear increases in operating costs under our multi-year contracts with customers, or certain fixed costs in the event of early termination of contracts; (h) competition and consolidation in the industries in which we operate; (i) our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls; (j) our ability to manage our labor costs and labor relations and attract and retain qualified employees; (k) the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations; (l) risk associated with our global operations, including natural disasters and currency fluctuations; (m) changes in our effective income tax rate or accounting standards; (n) costs or liabilities associated with environmental, health and safety matters; and (o) the other factors presented under the heading “Risk Factors” in our Form F-1 filed with the U.S. Securities and Exchange Commission. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this press release may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Next Release

Constellium is targeting to announce its results for the third quarter 2013 on November 14, 2013.

About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminum products for a broad scope of markets and applications, including aerospace, automotive and packaging. With around 8,900 employees Constellium generated €3.61 billion of revenue in 2012. Constellium’s financial report for the half year ended June 30, 2013 is available on the company’s web-site (www.constellium.com)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR (LOSS)

(in millions of Euros)	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated*	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated*
Revenue	916	976	1,827	1,911
Cost of sales	(788)	(823)	(1,572)	(1,637)

Gross profit	128	153	255	274

Selling and administrative expenses	(47)	(50)	(102)	(101)
Research and development expenses	(9)	(12)	(18)	(20)
Restructuring costs	—	(9)	(2)	(10)
Other (losses) / gains - net	1	(70)	(31)	(43)

Profit from operations	73	12	102	100

Other expenses	(24)	(1)	(24)	(2)

Finance income	6	2	11	4
Finance costs	(15)	(30)	(45)	(41)

Finance costs - net	(9)	(28)	(34)	(37)

Share of profit of joint-ventures	—	—	—	—

Profit before income tax	40	(17)	44	61

Income tax expense	(16)	(1)	(22)	(24)

Net Profit / (Loss) from continuing operations	24	(18)	22	37

Discontinued operations
Net loss from discontinued operations	—	(1)	—	(1)

Net Profit / (Loss) for the period	24	(19)	22	36

Net Profit / (Loss) attributable to:
Owners of the Company	24	(19)	21	36
Non-controlling interests	—	—	1	—

Net Profit / (Loss) for the period	24	(19)	22	36

Earnings per share attributable to the equity holders of the Company (in Euros per share)	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated*	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated*
From continuing and discontinued operations
Basic	0.25	(0.21)	0.23	0.41
Diluted	0.25	(0.21)	0.23	0.41
From continuing operations
Basic	0.25	(0.20)	0.23	0.42
Diluted	0.25	(0.20)	0.23	0.42
From discontinued operations
Basic	—	(0.01)	—	(0.01)
Diluted	—	(0.01)	—	(0.01)

*	Prior year figures were restated to reflect the mandatory adoption of IAS 19 (Revised 2011) – Employee Benefits (“IAS 19 Revised”). For the six months ended June 30, 2012, the application of IAS 19 Revised had no impact on Total Comprehensive Income. Net profit decreased by €2 million (impact on Cost of Sale) and the other comprehensive loss decreased by €2 million.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR (LOSS) AND OTHER COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended June 30, 2013	Three months ended June 30, 2012 Restated*	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated*
Net Profit / (Loss) for the period	24	(19)	22	36

Other Comprehensive Income / (Loss)
Items that will not be reclassified subsequently to Profit or Loss
Remeasurement on post-employment benefit obligations	29	(46)	50	(66)
Deferred tax on remeasurement on post-employment benefit obligations	(4)	6	(4)	13
Items that may be reclassified subsequently to Profit or Loss
Currency translation differences	3	(18)	(4)	(8)

Other Comprehensive Income / (Loss)	28	(58)	42	(61)

Total Comprehensive Income / (Loss)	52	(77)	64	(25)

Attributable to:
Owners	52	(77)	63	(25)
Non-controlling interests	—	—	1	—

Total Comprehensive Income / (Loss)	52	(77)	64	(25)

*	Prior year figures were restated to reflect the mandatory adoption of IAS 19 (Revised 2011) – Employee Benefits (“IAS 19 Revised”). For the six months ended June 30, 2012, the application of IAS 19 Revised had no impact on Total Comprehensive Income. Net profit decreased by €2 million (impact on Cost of Sale) and the other comprehensive loss decreased by €2 million.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At June 30, 2013	At December 31, 2012 Restated*
Assets
Non-current assets
Intangible assets (including goodwill)	13	11
Property, plant and equipment	351	302
Investments in joint ventures	2	2
Deferred income tax assets	208	205
Trade receivables and other	51	64
Other financial assets	6	10

	631	594

Current assets
Inventories	391	385
Trade receivables and other	641	476
Other financial assets	23	34
Cash and cash equivalents	163	142

	1,218	1,037

Total Assets	1,849	1,631

Equity
Share capital	2	—
Share premium account	162	98
Retained deficit and other reserves	(231)	(139)

Equity attributable to owners of the Company	(67)	(41)
Non-controlling interests	5	4

	(62)	(37)

Liabilities
Non-current liabilities
Borrowings	342	140
Trade payables and other	38	26
Deferred income tax liabilities	15	11
Pension and other post-employment benefits obligations	547	611
Other financial liabilities	45	46
Provisions	65	89

	1,052	923

Current liabilities
Borrowings	24	18
Trade payables and other	722	656
Income taxes payable	29	14
Other financial liabilities	43	24
Provisions	41	33

	859	745

Total liabilities	1,911	1,668

Total equity and liabilities	1,849	1,631

*	Prior year figures were restated to reflect the mandatory adoption of IAS 19 (Revised 2011) – Employee Benefits (“IAS 19 Revised”). For the six months ended June 30, 2012, the application of IAS 19 Revised had no impact on Total Comprehensive Income. Net profit decreased by €2 million (impact on Cost of Sale) and the other comprehensive loss decreased by €2 million.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non-controlling interests	Total equity
As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net profit for the period	—	—	—	—	—	21	21	1	22
Other comprehensive income for the period	—	—	46	(4)	—	—	42	—	42

Total Comprehensive Income for the period	—	—	46	(4)	—	21	63	1	64

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)

As at June 30, 2013	2	162	(40)	(18)	0	(173)	(67)	5	(62)

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non-controlling interests	Total equity
As at January 1, 2012 Restated*		98	(22)	(14)	2	(179)	(115)	2	(113)

Net profit for the period	—	—	—	—	—	36	36	—	36
Other comprehensive loss for the period	—	—	(53)	(8)	—	—	(61)	—	(61)

Total Comprehensive (Loss) for the period	—	—	(53)	(8)	—	36	(25)	—	(25)

Transactions with the owners
Other	—	—	—	—	1	—	1	—	1

As at June 30, 2012 Restated*	—	98	(75)	(22)	3	(143)	(139)	2	(137)

(in millions of Euros)	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non-controlling interests	Total equity
As at January 1, 2012 Restated*	—	98	(22)	(14)	2	(179)	(115)	2	(113)

Net profit for the period		—	—	—	—	139	139	2	141
Other comprehensive loss for the period	—	—	(64)	—	—	—	(64)	—	(64)

Total Comprehensive Income for the period	—	—	(64)	—	—	139	75	2	77

Transactions with the owners
Share equity plan		—	—	—	1	—	1	—	1
Other	—	—	—	—	(2)	—	(2)	—	(2)

As at December 31, 2012 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

*	Prior year figures were restated to reflect the mandatory adoption of IAS 19 (Revised 2011) – Employee Benefits (“IAS 19 Revised”). For the six months ended June 30, 2012, the application of IAS 19 Revised had no impact on Total Comprehensive Income. Net profit decreased by €2 million (impact on Cost of Sale) and the other comprehensive loss decreased by €2 million

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Six months ended June 30, 2013	Six months ended June 30, 2012 Restated*
Cash flows from / (used in) operating activities
Net profit for the period	22	36
Less: Net loss from discontinued operations	—	1
Less: Net profit attributable to non-controlling interests	(1)	—
Net profit for the period from continuing operations before non-controlling interests	21	37

Adjustments:
Income tax	22	24
Finance costs - net	34	37
Depreciation and impairment	9	2
Restructuring costs and other provisions	(5)	4
Defined benefit pension costs	10	31
Unrealized losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	31	8
Gain on disposal	4	—
Changes in working capital:
Inventories	(11)	(54)
Trade receivables and other	(136)	(97)
Trade payables and other	52	9
Changes in other operating assets and liabilities:
Provisions	(8)	(12)
Income tax paid	(2)	(3)
Pension liabilities and other post-employment benefit obligations	(22)	(20)

Net cash flows from / (used in) operating activities	(1)	(34)

Cash flows used in investing activities
Purchases of property, plant and equipment	(55)	(47)
Proceeds from disposal	3	—
Proceeds from finance lease	3	4
Other investing activities	4	(6)

Net cash flows used in investing activities	(45)	(49)

Cash flows (used in) / from financing activities
Net proceeds received from issuance of shares	162	—
Interim dividend paid	(147)	—
Withholding tax paid	(20)	—
Distribution of share premium to owners of the Company	(103)	—
Interests paid	(21)	(16)
Net cash flows (used in) / from factoring	—	110
Proceeds received from Term Loan	351	154
Repayment of Term Loan	(155)	(148)
Proceeds / Repayment of other loans	4	—
Payment of deferred financing costs	(8)	(13)
Other financing activities	3	(2)

Net cash flows (used in) / from financing activities	66	85

Net increase / (decrease) in cash and cash equivalents	20	2
Cash and cash equivalents - beginning of period	142	113
Effect of exchange rate changes on cash and cash equivalents	1	(1)

Cash and cash equivalents - end of period	163	114

*	Prior year figures were restated to reflect the mandatory adoption of IAS 19 (Revised 2011) – Employee Benefits (“IAS 19 Revised”). For the six months ended June 30, 2012, the application of IAS 19 Revised had no impact on Total Comprehensive Income. Net profit decreased by €2 million (impact on Cost of Sale) and the other comprehensive loss decreased by €2 million.